

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 27, 2015

Via E-mail
Geert Kersten
Chief Executive Officer
Cel-Sci Corporation
8229 Boone Blvd., Suite 802
Vienna, Virginia 22182

> **Re: Cel-Sci Corporation**
> **Form 10-K for Fiscal Year Ended September 30, 2014**
> **Filed December 23, 2014**
> **File No. 001-11889**

Dear Mr. Kersten:

We have reviewed your filing and have the following comments. Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Business

1. In an appropriately titled subsection, please expand your disclosure in your Business section to include a discussion of your material patents and patent applications, including the following:

    - Specific products, product groups and technologies to which such patents or patent applications relate;
    - Whether the patents or patent applications are owned or licensed from third parties (please identify the relevant party if they are licensed);
    - Type of patent protection such as composition of matter, use or process;
    - Patent expiration dates and expected expiration dates for pending patent applications;
    - Identification of applicable jurisdictions where patents are issued or where patent applications are pending;
    - Contested proceedings and/or third-party claims over any of your patents or patent applications.

2. We note your brief discussion of your agreements with Teva Pharmaceutical Industries Ltd., Orient Europharma of Taiwan and Byron Biopharma LLC regarding exclusive licenses to market and distribute Multikine and that you have filed these agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K. Please expand your disclosure regarding each of these agreements to provide the material terms of the agreements, including all of the parties' rights and obligations, the duration of the agreements, termination provisions and any payment provisions or profit or revenue sharing provisions.

3. We note that you entered into three co-development agreements with Ergomed, one in April 2013 and two in October 2013. Please expand your disclosure to provide the material terms of the agreements, including the duration of the agreements and termination provisions, and any payment provisions for the two October 2013 agreements in addition to the $3 million that Ergomed is contributing in clinical and regulatory costs under each agreement. Also, please file each of the agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K.

Risk Factors, page 10

4. We note that on February 18, 2015 you adopted new bylaws which include a fee shifting provision for shareholder claims in Article X whereby in the event that any shareholder initiates or asserts a claim against you, or any of your officers or directors, including any derivative claim or claim purportedly filed on your behalf, and the shareholder does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought, then such shareholder shall be obligated to reimburse you and any of your officers or directors for all fees, costs and expenses of every kind and description that you or your officers or directors may incur in connection with such claim. Please provide proposed risk factor disclosure to be included in your next periodic report under a separate heading disclosing that you have amended your bylaws to include a fee-reimbursement provision. Your risk factor disclosure should include the following information with respect to the scope of the provision:

- The types of actions subject to reimbursement;
- The level of recovery required by the plaintiff to avoid payment (e.g., define "a judgment on the merits" and "substantially achieves, in both substance and amount"); and
- Who is subject to the provision (e.g., former and current shareholders, legal counsel, expert witnesses);
- Who would be allowed to recover (e.g. company, directors, officers, affiliates); and
- Whether the bylaw is intended to apply to potential federal securities law claims.

Your risk factor disclosure should also note the risk that this provision could possibly discourage shareholder lawsuits that might benefit the company or its shareholders.

5. We also note that Article X of your amended bylaws provides that shareholder claims must be brought in the U.S. District Court for the district of Delaware and that with respect to any such claim, the laws of Delaware will apply. Please provide proposed risk factor disclosure to be included in your next periodic report under a separate heading disclosing that you have amended your bylaws to include an exclusive forum provision. Please also highlight that such provisions may limit a shareholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with directors, officers or other employees, and may discourage lawsuits with respect to such claims.

Executive Compensation
Stock Option, Bonus and Compensation Plans, page 46

6. We note that you have an Incentive Stock Option Plan, a Non-Qualified Stock Option Plan, a Stock Bonus Plan, a Stock Compensation Plan and an Incentive Stock Bonus Plan. Please file these plans as exhibits.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Johnny Gharib at (202) 551-3170, Bryan Pitko at (202) 551-3203 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director